Exhibit 99.3

NEWS RELEASE

For Immediate Release

June 28, 2007, Edmonton, Alberta. Poly-Pacific International Inc. (TSXV: “PMB-V” / OTCBB: “PLYPF”, Berlin: “A0LGDN”; Frankfurt: “POZ”) (“Poly-Pacific” or the “Company”) announces that further to a prior press release dated June 20, 2007 which was filed with SEDAR and EDGAR which was not properly disseminated in Canada, that it has purchased all of the issued and outstanding shares of Polyran Reclamation Inc. (“Polyran”) pursuant to an exempt take over bid. In consideration for the shares of Polyran, the Company has issued an aggregate of 7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to the shareholders of Polyran. The acquisition of the Polyran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange and is subject to the Exchange’s final approval.

History of Polyran

Polyran was incorporated under the laws of Alberta on September 11, 2006. Polyran was founded with an intention to participate in a joint venture with Poly-Pacific which was pursuing a nylon reclamation project near Kingston, Ontario. At the time of incorporation, the sole officer and director of Polyran was Mr. Randy Hayward who became the President of Poly-Pacific on October 10, 2006 and subsequently became a director of Poly-Pacific on February 16, 2007. Due to a potential conflict of interest Mr. Hayward resigned as officer and director of Polyran on January 10, 2007, at which time, Mr. John Primose assumed the duties of President and sole director; and Ms. Angela Cole assumed duties as Secretary-Treasurer.

Joint Venture Agreement

Further to the Company’s press release of May 1, 2007 whereby the Company signed an access agreement with the City of Kingston, Ontario the Company had a 100% interest in the “McAdoo Project”.  Polyran had raised $600,000 through share subscriptions proceeds which was advanced by Polyran to the Company in tranches from September 11, 2006 through April 30, 2007. These funds were used for the purposes of evaluation and due diligence with respect to the nylon deposit joint venture. This was recorded in the Company’s balance sheet as a non-controlling interest of a variable interest entity.

To assist in the joint venture evaluation, management of Polyran sourced and retained experts in polymer reclamation, specialized cleaning and processing equipment, engineering expertise, and individuals with in-depth knowledge of the North American and Asian markets. Polyran has earned a 30% financial interest in the McAdoo Project by providing financial and technical contributions to the Company. As a result, a joint venture agreement was formalized on May 15, 2007 between the Company and Polyran.

With the acquisition of Polyran, Poly-Pacific will now have a 100% interest in the McAdoo Project.

Poly-Pacific is not aware of any material changes in the affairs of the Company, other than the information contained in this release and other press releases posted on SEDAR and EDGAR (particularly those dated April 17 and April 27, 2007) that would have resulted in the recent increase in market  activity. Please refer to the additional and relevant information posted on SEDAR and EDGAR for further information.

Poly-Pacific is a recycling company that manufactures and distributes MultiCutTM, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings. Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites. For further information please contact Randy Hayward, President and Chief Executive Officer of Poly- Pacific by telephone at (250) 755-7700, (604) 293-8885 or by fax at (250) 755-7711.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.